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Exhibit 99.4


                 AMENDMENT TO 1998 INCENTIVE STOCK OPTION PLAN 1
                                       OF
                          ALLERGY RESEARCH GROUP, INC.

                              A Florida Corporation

         Pursuant to a vote of the shareholders of Allergy Research Group, Inc., a Florida corporation (the "Company"), taken at the Annual Shareholder Meeting on September 23, 2002, the 1998 Stock Option Plan 1 of the Company is amended as follows:

         Section 6 of the Company's 1998 Incentive Stock Option Plan 1 is hereby stricken in its entirety and amended to read as follows:

         "6. TERM OF THE PLAN. Plan A shall become effective immediately upon the earlier to occur of its adoption by the Board or its approval by vote of a majority of the outstanding shares of the Company entitled to vote on the adoption of such Plan. Plan B shall become effective immediately upon its adoption by the Board. Each Plan shall continue in effect until the tenth anniversary of its effective date unless sooner terminated under Sections 15 or 18 of this Plan document. No Option may be granted under a Plan after its expiration."

                                   CERTIFICATE

         I, Susan Levine, hereby certify that:

         I am the Secretary of Allergy Research Group, Inc., a Florida corporation; and

         The foregoing Amendment to the Company's 1998 Incentive Stock Option Plan 1 is a true and correct copy of the Amendment to the Company's 1998 Incentive Stock Option Plan 1 approved and adopted by the shareholders of Allergy Research Group, Inc. holding a majority of all outstanding common stock of the corporation at an annual shareholder meeting held September 23, 2002 at 9:00 a.m., Local Time, at 30806 Santana Street, Hayward, California.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the corporation this 23rd day of September 2002.



                               /s/ Susan D. Levine

                               Susan Levine, Secretary